Filed pursuant to Rule 424(b)(3)

Registration No. 333-249831

PROSPECTUS SUPPLEMENT NO. 4

(to prospectus dated November 16, 2020)

Summit Midstream Partners, LP

 2,306,972 Common Units

Representing Limited Partner Interests

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated November 16, 2020 (the “prospectus”), relating to up to 2,306,972 common units representing limited partner interests in Summit Midstream Partners, LP (34,604,581 common units prior to the Partnership’s 1-for-15 reverse unit split on its common units, effective after the market closed on November 9, 2020) to be offered on a secondary basis by the selling unitholders named in the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 12, 2021, which is set forth below.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. You should review carefully the risk factors described under “Risk Factors” beginning on page 9 of the prospectus for a discussion of important risks you should consider before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2021 (March 8, 2021)

Summit Midstream Partners, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35666	45-5200503
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

910 Louisiana Street, Suite 4200

Houston, TX 77002

(Address of principal executive office) (Zip Code)

(Registrants’ telephone number, including area code): (832) 413-4770

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	SMLP	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 8, 2021 (the “Closing Date”), Summit Permian Transmission, LLC (“Permian Transmission”), an unrestricted subsidiary of Summit Midstream Partners, LP (“SMLP”) that directly owns SMLP’s 70% interest in Double E Pipeline, LLC (“Double E”), entered into a Credit Agreement with ING Capital LLC, Mizuho Bank, Ltd. and MUFG Union Bank, N.A. (the “Credit Agreement”).

The Credit Agreement provides Permian Transmission with $175.0 million of senior secured credit facilities (the "Credit Facilities"), including a $160.0 million Term Loan Facility (the “Term Loan Facility”) and a $15.0 million Working Capital Facility (the “Working Capital Facility”). The Credit Facilities can be used to finance Permian Transmission’s capital calls associated with its investment in Double E, debt service and other general corporate purposes. The Credit Facilities mature on the earlier of (i) the sixth anniversary of the term conversion date and (ii) seven years after the initial funding date, which occurred on the Closing Date. The term conversion date will occur upon satisfaction of customary conditions, including bringing the Double E project into service under its transportation agreements.

During construction of the Double E project, the Credit Facilities will be drawn on an as-needed basis, so long as there are no defaults, events of default, no event that has had a material adverse effect on Permian Transmission or Double E and certification is provided that Permian Transmission has sufficient funds to satisfy the capital call requirements necessary to complete the Double E project and that the Double E project is on schedule. Permian Transmission is required to fund a minimum equity contribution amount of approximately $145.0 million, which was supported at closing with Permian Transmission’s existing investment in Double E and a $16.0 million letter of credit issued under SMLP’s existing revolving credit facility.

The Credit Facilities include customary representations and warranties, affirmative covenants, negative covenants, and events of default with customary cure periods, knowledge qualifiers and materiality qualifiers. Events of default include non-payment of principal and interest, noncompliance with affirmative and negative covenants, inaccuracy of representations and warranties, not achieving term conversion by a specified date, termination of material contracts, revocation of material permits and other customary events of default. Permian Transmission is required to take all actions, within its control, to comply with any such covenants that apply to Double E. Secured interests in the equity and assets of Permian Transmission, including its 70% direct membership interest in Double E, have been granted under the Credit Facilities.

Upon term conversion, the Credit Facilities will amortize based on a 10-year sculpted amortization schedule. Permian Transmission will also be required to maintain a 6-month debt service reserve, which can be supported by letters of credit issued under the Working Capital Facility. In addition, the Credit Facilities allow for restricted payments so long as there are no defaults or events of default, Permian Transmission maintains a 1.20x debt service coverage ratio and complies with the debt service reserve requirements and there is no breach of a material contract that would have a material adverse effect on distributions to Permian Transmission.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description of the credit facilities set forth under Item 1.01 above is incorporated into this Item 2.03 by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Summit Midstream Partners, LP
(Registrant)

		By:	Summit Midstream GP, LLC (its general partner)

Dated:	March 12, 2021	/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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